UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                            September 29, 2021

  Via E-mail

  David Lieberman, Esq.
  Simpson Thacher & Bartlett LLP
  600 Travis Street, Suite 5400
  Houston, TX 77002

          Re:     Landmark Infrastructure Partners LP
                  Schedule 13E-3
                  Filed September 10, 2021 by Landmark Infrastructure Partners
LP,
                            Landmark Infrastructure Partners GP LLC, Landmark Infrastructure REIT LLC, Landmark Infrastructure
Inc.,
                            Landmark Dividend LLC, LM Infra Acquisition
Company, LLC,
                            LM DV Infrastructure, LLC, Digital LD Mergerco LLC,
and
                            Digital LD Mergerco II LLC
                  File No. 005-88468

                  Preliminary Proxy on Schedule 14A
                  Filed September 10, 2021
                  File No. 001-36735

  Dear Mr. Lieberman:

         We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter within ten business days by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.
 David Lieberman, Esq.
Simpson Thacher & Bartlett LLP
September 29, 2021
Page 2


Schedule 13E-3

1. We note that as part of the transactions the preferred units in Series A, B and C will be converted into the right to receive certain consideration. Please provide us with your detailed legal analysis explaining why such acquisitions are not subject to Rule 13e-3.

Preliminary Proxy Statement

Summary Term Sheet, page 1

2. We note that the Summary Term Sheet and the Questions and Answers cover 18 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with
       Item 1001 of Regulation M-A.

3.     Please revise the section captioned    Opinion of Evercore Group L.L.C.
  to state
       Evercore   s opinion.

The Transactions - Background of the Transactions, page 19

4. Refer to the entries dated June 11, 2021 and July 16, 2021. Please explain why
       DigitalBridge prevented the Conflicts Committee from having certain authority on behalf of the Board and from engaging with Verde (or any other third party) and how such directive allowed the Partnership GP and Board to comply with any fiduciary duties to which they were subject.

5.     Refer to the disclosure in the September 8, 2021 entry stating    a
variety of reasons
       including       What are other material reasons? Also, we note that
Landmark Dividend
       did not believe the Melody offer valued its controlling GP interest and incentive distribution rights: revise your disclosure to explain why Landmark Dividend did not authorize engagement with Melody to ascertain whether such value could be determined and obtained.

Reasons for the Conflicts Committee   s Recommendation, page 26

6. We note that the Conflicts Committee considered the Evercore opinion and that the
       Board adopted the Conflicts Committee   s analysis relating to fairness.
Note that if any
       filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No.
       34-17719 (April 13, 1981). Please revise to state, if true, that the Conflicts Committee
       and adopted Evercore   s analyses and conclusion as its own.
Alternatively, revise your
       disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.
 David Lieberman, Esq.
Simpson Thacher & Bartlett LLP
September 29, 2021
Page 3

7. Please revise this section to describe how the Conflicts Committee considered procedural fairness in light of its inability to explore alternative offers it received while addressing each offer received specifically.

Reasons for the Board   s Recommendation, page 29

8.     Provide the disclosure to address each factor included instruction 2 to
Item 1014 of
       Regulation M-A.

Unaudited Financial Projections of the Partnership, page 30

9.     Disclose the full projections instead of a summary.

Opinion of Evercore Group L.L.C.   Financial Advisor to the Conflicts
Committee, page 33

10.    With respect to the Discounted Cash Flow analysis, disclose the bases
for Evercore   s
       selection of the discount rates, EBITDA exit multiples and perpetuity growth rates disclosed on page 36.

11. Please revise this section to disclose the data underlying the results described in the precedent M&A transaction and peer group trading analyses and to show how that information resulted in the multiples/values disclosed.

12. Revise your disclosure about the Premiums Paid Analysis to clarify that it was prepared for reference only, as Evercore stated in its presentation.

13. Provide a summary of each report provided by Evercore and filed as an exhibit to your
       Schedule 13E-3. See Item 1015(b)(6) of Regulation M-A.

Position of the Buyer Parties as to the Fairness of the Transactions, page 42

14. Please refer to the second sentence in the second paragraph: explain how the Board delegated full capacity to the Conflicts Committee if the committee could not engage, even minimally, with third parties interested in discussing alternative transactions with the company.

15.    Provide disclosure required by Item 1014 of Regulation MA.

Effects of the Transactions, page 44

16. Please revise this section to provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.
 David Lieberman, Esq.
Simpson Thacher & Bartlett LLP
September 29, 2021
Page 4

Annex B

17. We refer to the penultimate paragraph in the Evercore opinion. Please include disclosure in the associated proxy statement and/or this exhibit to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Evercore consents to the inclusion of such materials in this filing and the corresponding reliance upon such information by security holders.
       Alternatively, provide the disclosures recommended by the Division of Corporation
       Finance accessible via the link below as being necessary to clarify
security holders    right
       to rely on such materials.
       http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3619 if you have any questions regarding our comments.


                                                             Sincerely,

                                                             /s/ Daniel
Duchovny
                                                             Daniel Duchovny
                                                             Special Counsel
                                                             Office of Mergers
& Acquisitions